CORPORATE LEGAL

Mr. Jeffrey Riedler Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Subject	Date

ING Groep N.V. Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-14642)	August 11, 2011

Dear Mr. Riedler,

We are writing on behalf of ING Groep N.V. (the “Company”) in response to the comments contained in the July 27, 2011 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Patrick Flynn, which also makes reference to certain of your comments contained within your letter of June 1, 2011, relating to the Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”).

We appreciate the Staff’s careful review of our 2010 Form 20-F. We have attempted to carefully and thoroughly consider the Staff’s comments. For your convenience, we have restated your comments in full in bold type. Our response is designated with the letter “R”.

Please do not hesitate to call me at (011) 31-20-541-5424 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 with any questions or comments concerning this response.

Very truly yours,

/s/ Jan-Willem Vink

cc:	Michael Rosenthall

Jennifer Riegel

(Securities and Exchange Commission)

William D. Torchiana

Joram M. Lietaert Peerbolte

(Sullivan & Cromwell LLP)

Amstelveenseweg 500, Amsterdam T +31 20 541 87 02 F +31 20 541 87 23 E jan-willem.vink@ing.com	www.ing.com ING Groep N.V., registered office Amsterdam Trade Register no. 33231073 Amsterdam

BANKING

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General

1.	In response to comment 1, you reference a decision of the Commission of the European Communities concerning the appropriateness of the State Aid granted to ING Group in light of the ING restructuring plan submitted by the Dutch State to the European Commission. The aid provided to you appears to be conditioned upon the submission and review of the framework and measures described in this restructuring plan, thus this plan describes some of the material terms in which your funding is conditioned. Accordingly, your restructuring plan appears to be required to be filed pursuant to Item 4 of the Instructions as to Exhibits of Form 20-F. Please promptly file a copy of the restructuring plan, including any amendments thereto, and confirm that you will incorporate by reference the restructuring plan into your next Form 20-F.

R :	Based on the advice of Dutch counsel, the Company does not believe that the Restructuring Plan that it submitted to the European Commission in the autumn of 2009 (the “Plan”) constitutes a “contract” under Dutch civil law, and therefore, the Company believes that the Plan does not literally fall within the scope of the requirements of Item 4 of Exhibit 10 for Form 20-F (“Item 4”). Item 4 refers to “contracts” which are material to the registrant, to which the registrant “is a party”, and which “are to be performed” by the registrant. These are all attributes of typical two-way or multi-party contracts, which is consistent with the examples provided in clauses (b) and (c) of Item 4, which refer to supply agreements, purchase and sale agreements, franchise agreements, license agreements, leases and the like.

By way of background, and as extensively described in the Company’s previously filed Form 20-Fs, the Company received a €10 billion capital injection from the Dutch State in the autumn of 2008 and a Dutch State guarantee of certain mortgage-related securities holdings in the form of the Illiquid Assets Back-Up Facility at the end of the first quarter of 2009. Each of these constituted, under European Union (“EU”) law, “State aid” provided by the Netherlands to the Company. The provision of State aid by EU Member States is reviewed by the European Commission for compatibility with the Treaty on the Functioning of the European Union (the “Treaty”) and other relevant EU legislation and legal principles. Technically, under EU law, these proceedings are between the European Commission and the Member State concerned. Therefore, whilst the Plan was developed by the Company, it was provided to the Dutch State by the Company in the third quarter of 2009 and was then further provided by the Netherlands to the European Commission on 22 October 2009. The provision of the Plan to the European Commission was required under EU laws concerning the provision of State aid to financial institutions during the financial crisis, including the European Commission’s Restructuring Communication of 22 July 2009.

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On 18 November 2009, the European Commission adopted a decision approving the State aid granted by the Netherlands to the Company. The European Commission’s approval is subject to implementation of the Plan by the Company.

Neither the Dutch government nor the European Commission are parties to the Plan, and as a matter of Dutch law, neither is able to enforce the Company’s implementation of the Plan under Dutch contract law. The Plan does not contain, and the Company is not otherwise subject to, any contractual obligation to implement the Plan, and the Dutch State has no contractual or other right to require the Company to implement the Plan. Under EU law, if the Company were not to implement the Plan (and therefore not be in compliance with the conditions to which the European Commission’s approval of the State aid received by the Company was made subject), the European Commission’s approval would lapse and the state aid provided to the Company would become “unlawful aid” vis à vis the Dutch State (which provided such aid). In such circumstances, the European Commission could oblige the Dutch government to recover the “unlawful aid” provided to the Company; however, this is an obligation on the Dutch State, as an EU Member State, that arises under EU law (including the Treaty) and secondary EU legislation. Further, the Dutch government’s obligation to recover the aid from the Company in such circumstances, including by taking legal action against the Company, arises not under Dutch law (including Dutch law applicable to contractual relations) but under directly applicable and enforceable provisions of EU law, including the Treaty and applicable secondary legislation.

In conclusion, while the Plan has been extensively described in the Company’s public filings and by the EU in its decision of 18 November 2009, and while the Company recognizes that other Exhibit requirements not applicable to it (like the requirement set forth in paragraph 4 of Item 601 of Regulation S-K for filers of Form 10-K and Form S-1 to file copies of “plan[s] of acquisition, reorganization, arrangement, liquidation or succession”) might apply to the Plan, since implementation of the Plan is not a contractual obligation of the Company under Dutch law (as indicated above), the Company would respectfully submit that the Plan is not a required Exhibit to its Form 20-F filings made in 2011 or 2010.

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